file 82-2783





Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Sunshine Precious Metals Refinery Approved as Dubai Good Delivery

Vancouver, B.C., September 25, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce that its 100% owned Sunshine Precious Metals Refinery (Sunshine) in Kellogg, Idaho was accepted for membership in the Dubai Multi Commodities Centre (DMCC) on September 18, 2006. This means that silver produced by the refinery is now accepted for good delivery on both the DMCC and the Dubai Gold and Commodities Exchange (DGCX).

The DMCC was created by the Dubai government to establish a commodity market place in Dubai. Rated 'A' by Standard & Poor's, it provides industry-specific market infrastructure and a full range of facilities for the gold & precious metals, diamonds & coloured stones, energy and other commodities industries.

The DGCX, the world's newest online commodities derivatives exchange, commenced trading on 22nd November 2005. It is the first international commodities derivatives market in the Middle East region and, therefore, the first in the critical time zone between the markets of Europe and the Far East. The DGCX is a joint venture between the Dubai Multi Commodities Centre (DMCC) – Government of Dubai, Financial Technologies (India) Limited and Multi Commodity Exchange of India Limited (MCX).

Sunshine regards this as an important step forward. The company expects that its first acceptance on an international precious metals exchange will be followed in due course by memberships in other major exchanges. Because the LME and COMEX require their members to have been in production for at least three and five years respectively we will need to wait before making application to those exchanges.

Since starting production in 2004, Sunshine has become firmly established as a refiner and has shipped approximately 135 tons of bullion grade 99.95 or better silver, all of which has met or exceeded required specifications.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
Chairman and C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com



Formation

SUPPL

Formation Capital Corporation
Suite 1500 - 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Updated Resource Estimate Completed on Idaho Cobalt Project

Vancouver, B.C., September 21, 2006, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to provide results of an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada for the Company's 100% owned Idaho Cobalt Project located in east central Idaho. The Idaho Cobalt Project is an advanced stage development property with established cobalt-copper-gold mineral resources and reserves. MDA's 2006 report will include updated reserves as well as resources and is to be incorporated in the Definitive Feasibility Study being written by Hatch and expected to be completed sometime this fall. The Definitive Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

The new resource estimate is based on additional results from the Company's 2005 /2006 diamond drill program on the Ram deposit and was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. The resource model is based on information generated from 184 drill holes totaling 123,212.5 feet on the Ram and Sunshine deposits of the Idaho Cobalt Project. The resource model was interpolated using the inverse distance squared method with generally 100 foot drill hole influence on the Ram deposit and 50 foot drill hole influence on the Sunshine deposit. The drill program was designed to develop additional reserves and resources to extend mine life and enhance mine finance arrangements.

Measured and Indicated mineral resources for both deposits, at a 0.20% Co cut-off, total 2.654 million tons grading 0.628% Co, 0.619% Cu, and 0.016 oz Au/ton. The results of the 2005 / 2006 drilling has added thick high-grade mineralization in the southern portion of the Ram deposit. It is anticipated these additional resources located proximal to the mine development portal will result in reduced operating costs. The Measured and Indicated Resources include the deposit reserves.

Table 1 lists the current Measured, Indicated and Inferred Resources for the Sunshine and Ram deposits. The Ram deposit is open in both strike directions and at depth, while the Sunshine deposit remains open at depth and to the south.

Table 1: Total Cobalt Project Resource utilizing 0.2% cut-off (includes Ram and Sunshine deposits)

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,840,700	0.626	0.592	0.015
Indicated	813,700	0.632	0.681	0.017
Total M&I	**2,654,400**	**0.628**	**0.619**	**0.016**
Inferred	1,121,600	0.585	0.794	0.017
Contained Metal		**46.5 million lbs**	**50.7 million lbs**	**60,500 ounces**

These updated resources represent an increase in total Measured and Indicated Resources, at a 0.2% cut-off for both the Ram and Sunshine deposits, of over 21% from the previous resource estimate done by MDA in 2005 where a total Measured and Indicated Resource of 2,181,784 tons was reported (see March 31, 2005 Company news release). Average grades in this updated resource also increased from 0.60% Co to 0.628% Co, 0.56% Cu to 0.619% Cu and 0.014 to 0.016 oz/ton Au. These increases in grade reflect the higher grade horizons intersected in the southern portion of the Ram deposit that remain open along strike and at depth.

Inferred materials were extended by about 300 ft to the south where drilling has indicated thick horizons with good continuity. Inferred materials were also extended down dip by 300-350 ft in those horizons where the downdip extensions remain open.

The larger Ram Deposit consists of five hangingwall horizons, a main zone composed of three horizons, and three footwall horizons. The Ram main zone horizons, which are the most extensive, have currently defined mineralized dimensions of 2000-3000 feet in strike extent, by 500-900 feet in vertical extent, and true widths that average about 8 feet (true widths range from less than 3 feet to greater than 20 feet for horizon 3023). The recent drilling has concentrated in developing a Ram horizon to the south where thicker and higher grade mineralization has been found.

Formation Capital is very pleased with the results of this resource update and looks forward to receiving the Definitive Feasibility Study where the increases in resources are expected to demonstrate additional economic enhancements for the project.

Formation Capital Corporation is a mineral exploration and development and precious metals refining company with assets concentrated in the state of Idaho. It owns the Idaho Cobalt Project, a unique high grade, primary cobalt deposit in the bankable feasibility and final permitting stage near Salmon, ID. The Company also owns 100% the Big Creek Hydrometallurgical Complex in the world renowned Silver Valley of northern Idaho that contains the Sunshine Precious Metals Refinery which commenced accepting feed material in June of 2004.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 - 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

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The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.